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                                                                  EXHIBIT (5)(a)

                     [Opinion of Brunilda Santos de Alvarez]

                               September 30, 2003

Popular, Inc.
Popular Center Building
209 MuZoz Rivera Ave
Hato Rey, Puerto Rico 00918

Dear Sirs:

         In connection with the registration under the Securities Act of 1933, as amended (the "Act"), of an aggregate principal amount of $31,152,000 of the Notes Linked to the S&P 500 Index due September 30, 2008, Series A and B (the "Notes") of Popular, Inc., a Puerto Rico corporation (the "Company"), I, as Legal Counsel to the Company have examined copies of the Indenture, dated as of February 15, 1995, as supplemented by a first supplemental indenture dated as of May 8, 1997 and a second supplemental indenture dated as of August 5, 1999 (the "Indenture") and such other documents, corporate records, certificates and other instruments, and such questions of law, as I have considered necessary or appropriate for the purposes of this opinion.

         Upon the basis of such examination, I advise you that, in my opinion:

         1. The Company has been duly incorporated and is existing in good standing under the laws of the Commonwealth of Puerto Rico.

         2. The Indenture relating to the Notes has been duly authorized, executed and delivered by the Company.

         3. The Notes constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         In rendering the foregoing opinion, I am expressing no opinion as to Federal or state laws relating to fraudulent transfers.

         The foregoing opinion is limited to the Federal laws of the United States, the laws of the Commonwealth of Puerto Rico and the laws of the State of New York and I am expressing no opinion

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as to the effect of the laws of any other jurisdiction. With respect to all matters of New York law, I have relied upon the opinion, dated the date hereof, of Sullivan & Cromwell LLP, and my opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Sullivan & Cromwell LLP.

         I also have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by me to be responsible, and I have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee thereunder, that the trustee's certificates of authentication of the Notes have been manually signed by one of the trustee's authorized officers, and that the signatures on all documents examined by me are genuine, assumptions that I have not independently verified.

         I hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K of the Company relating to the public offering of the Notes and to the reference to me under the heading "Legal Matters" in the Prospectus Supplement, dated September 25, 2003, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Act. In giving the foregoing consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

                                                 Very truly yours,

                                                 /s/ BRUNILDA SANTOS DE ALVAREZ